October 22, 2004


VIA U.S. MAIL AND FACSIMILE (626) 585-5929

Christopher K. Davis, Esq.
Vice President and General Counsel
Everest Properties
155 N. Lake Ave., #1000
Pasadena, CA 91101

Re:	Boston Financial Qualified Housing Tax Credits L.P. II
	Schedule TO-T filed on October 13, 2004, by Everest Housing Investors 2, L.P. and Everest Properties, Inc.
	File No. 5-80085

Dear Mr. Davis:

We have the following comments on the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the sequence of events regarding your request to the issuer for "certain information that is not public", as described in your correspondence to us dated October 13, 2004, is precisely the material required by Item 11, Additional Information, and Item 1011 of Regulation MA, including legal proceedings. We believe that you should amend your filing to include the full summary of events regarding the nature of your request, the response of the issuer, and the nature of the litigation with the issuer concerning its refusal to provide such information to you. We note that a number of the conditions to your offer appear to require at minimum, the cooperation of the general partner of the issuer or the issuer itself, thereby heightening the materiality of the nature of your relationship with such parties. In addition, please provide us with a copy of any pleadings you have filed in connection with the litigation on a supplemental basis.

Summary of the Offer, page 1
Offer to Purchase

2. Please expand your disclosure, in the second bullet point, regarding the possible recapture of tax credits already taken.

3. In the fourth bullet point you should explain the basis of your knowledge that prior partnership passive losses have not been utilized.

Details of the Offer, page 2

4. We note that any distributions made or declared on or after the date of this offer would, by the terms of the offer be assigned by the tendering unit holder to the purchaser and deducted from such unit holder`s proceeds. Please note that if a distribution occurs and the price is reduced, the tender offer would need to be extended for 10 business days as provided by Rule 14e-1(b).

Withdrawal Rights, page 5
Automatic Withdrawal Option

5. You state that "if at anytime during the day of the Expiration Date more than 3,000 Units have been Properly Tendered, unless the Purchaser amends the Offer to increase the number of Units to be purchased, the Purchaser will deem all Unites from Unit Holders that check the All or None Box to be withdrawn and not validly tendered for purposes of the Offer." Does the "more than 3,000 Units" tendered equal 3,000 units tendered by holders who have not selected the "All or None" option? If so, please state.

Extension of Tender Period, page 6

6. We remind you of our position, as articulated in footnote 70 of Exchange Act Release No. 34-23421 (July 11, 1986), that you are generally required to extend the offering period for any material change, including the waiver of a material condition, so at least five business days remain in the offer after the change. Please be advised that we will monitor your offer for compliance with this requirement in the event a material change occurs in the information sent to unit holders.

Determination of Offer Price, page 9

7. Provide a more precise description of the method underlying the Purchaser`s calculation of the offer price, including any assumptions made, and quantify the calculations where practicable. Security holders need to know what valuation methodologies were used in deciding the amount of the consideration offered. The bidder should summarize how the offer price was determined. You should also disclose any liquidation value that was calculated. If you prepared a valuation for the partnership, it should disclose the value along with the basis for the value. If you decided not to perform a valuation analysis please state your reasons for not doing so. Disclose the Purchaser`s estimate of the fair market value of the Partnership`s property and the basis for the value. See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24, 2000).

8. Tell us, in a supplemental response, whether you received any valuations or projections prepared by the general partner or its affiliates and obtained by you that are materially related to the transaction.

Future Plans of the Purchaser, page 10

9. Your disclosure indicates that the Purchaser and its affiliates have no current intention to acquire additional units. On a supplemental basis, please confirm, if true, that neither the Purchaser nor any of its affiliates are making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which unit holders are willing to sell. In addition, advise whether the Purchaser or its affiliates intend to continue to acquire units in the future until they obtain a controlling interest in the Partnership.

Effects of the Offer
Limitations on Resales

10. We note your disclosure that the number of units subject to the offer will be reduced to the extent the number of units tendered exceeds the number the general partner will permit to be transferred. Address the likelihood that the general partner will deny the transfer of tendered units, if known. In this regard, disclose the number of units transferred during the last 12 months to the extent known. Also indicate when you might expect to know whether the general partner refuses to recognize a transfer of units or clarify, if true, that you are unable to predict when you will receive the confirmations of the transfer of the units from the Partnership. Is there any possibility that the general partner will not enforce the 50% limitation?

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions to me at (202) 942-2903.  You may also contact me via facsimile at (202) 942-9638.  Please send all
correspondence to us at the following ZIP Code:   20549-0303.

							Very truly yours,


							Celeste M. Murphy
							Attorney-Advisor
							Office of Mergers and Acquisitions